INVEST IN **NOBLE STORY CO.**

A Fan-Owned Film Studio Turning Real Stories into BIG Movies. 🍿🎬


NOBLE
story co.
EST. 2020
INVEST IN REAL STORIES

noblestoryco.com Grand Rapids MI

Entertainment | Entertainment | Entertainment | Art | Social Impact

LEAD INVESTOR



Dana & Bill Wichterman

Humans are story-tellers. It's what shapes what we love and what we hate. It tells us what the world is like. Film and TV are the main vehicles for telling stories. Crowd financing is a democratized vehicle for all story creators and story consumers (all of us!) to share in both 1) the outsized impact that media plays in the world AND 2) share in the financial benefits of creative entrepreneurs. The Noble Story Co. founders and their team have the character, vision, and passion for seeing this company grow and contribute to a very broken part of the ecosystem within the film/TV supply chain - finding and developing marketable scripts, and packaging them with the right talent and team. A "movie in a box" if you will. Wedgwood Circle, our trusted angel investment network for the media and arts community, sees great potential in these founders and this company. Noble Story Co has the reach, experience and grit that makes this an attractive and exciting investment for us.

Invested $25,000 this round

Learn about Lead Investors

Highlights

1. 🎥Enough with superheroes. The world is full of REAL-LIFE stories that deserve to be turned into movies.
2. 🤝You'll own equity AT THE GROUND FLOOR in a film studio using a proven business model.
3. 💰We use the funds to ACQUIRE NOBLE STORIES, which are externally financed with budgets between $7mm - $35mm
4. 😎Investors get paid when each film is financed, BEFORE FILMING STARTS.
5. ⭐After each film begins global distribution, investors receive their proportional share from GLOBAL PROFITS.
6. 🎬Currently developing FIVE FILMS and TWO SERIES, focusing on real stories that deserve re-watching.
7. 🍿Our project teams have wide-ranging experience including NETFLIX, LIONSGATE, FOX, UNIVERSAL, SONY PICTURES, and more.
8. 🤩Our executive leadership team has over 30 YEARS of combined business and producing experience.

Our Team

Andrew Teravskis Co-founder & CEO

Our Team



Andrew Teravskis Co-founder & CEO

Andrew is a business strategist, entrepreneur, and producer. He has produced several independent productions, episodic series, and documentaries, and has provided content for several large California organizations.

Entertainment should be more than just a time filler - it should contribute something to the world. But these type of stories take time and resources to bring to the screen - hence, Noble Story Co.!



Adam Gregory Co-founder & COO

Adam is a entrepreneur and visual storyteller who has traveled the world producing content for the biggest organizations in Michigan. He has worked on numerous award winning productions, feature films, episodic series, and documentaries.



Dana Wichterman Advisory Board Chair

Dana works alongside businesses, government, and non-profits to bring redemptive solutions to global challenges. Her previous experience includes contract management at US Agency for International Development, and the US Department of Commerce.



Jared Geesey Chief Business Affairs Consultant

Jared is a digital marketer, a film distributor, an entrepreneur, and a leader. His business leadership experience includes EchoLight Studios, ChristianCinema.com, Giving Company, and most recently Geesey Group.



Hugh Litfin Creative Executive

Mr. Litfin is an accomplished producer and cinematographer of several feature films, television, SVOD series, and new media productions.



Arine Harapeti Entertainment Legal Counsel

Ms. Harapeti has been active in the entertainment field since 2006. After five years as an Associate at a private LA-based transactional entertainment law firm, she transitioned into private practice as a sole practitioner.



Tyler Harman Growth Hacker

Tyler has cracked the secret algorithms of the internet, working with more than 100 brands and raising millions of dollars in crowd funding.



Lori Heiselman Publicist

Lori has an innate ability to leverage the entertainment news media to bring stories worth re-watching to the widest audience possible! Lori is the founder and CEO of Biscuit Media Group, a Nashville-based PR firm.



John J. Lee, Jr. Production & Business Affairs Consultant

Successfully led the vision, launch and/or expansion of five entertainment and media entities, and provided business services for 23 studio released motion pictures, TV network series and specials, with global rights earnings exceeding $4 billion.



Jason Brents Production & Business Affairs Consultant

Established and maintains a currently active group of over 60 film industry leaders spanning Beijing, Qingdao, and Shanghai China, including producers, actors, directors, distributors, film score composers and city government officials.

We develop real stories into BIG MOVIES.


APOLLO 13
LINCOLN
HACKSAW RIDGE
THE KING'S SPEECH

What do these movies have in common?

They're **real stories** about **real people** who changed the world. They're also **big movies.** Most of them won several Academy Awards.

The world is full of real-life stories that deserve to be made into movies. Stories about the human struggle, overcoming adversity, endurance, and real-life heroism.

Noble Story Co. is bringing more

Noble Story Co. is bringing more stories like these to the screen, because we believe truth is **better** than fiction.

How it works:

Most real stories aren't ready for the screen. They need a great script, a director, and star talent. This process is called development, and results in a "movie-in-a-box," which is ready to sell to a production partner or distributor. It's a time-tested business model, similar to real estate development.

We're offering $1,000,000 in equity to fund development expenses for our slate of real stories. Investors will receive a 110% return plus pro rata profit sharing, with distributions expected to start within the next 12-18 months.[1]

You can get in at the ground floor of Noble Story Co. for only $100.



I invested in Noble Story Co. because the founders are some of the most professional, gifted and noble men that I know. **When I had the opportunity to invest in their new venture, it was a no-brainer.** I was going to be there for them, because they will be true to this endeavor and its mission of providing outstanding content for all of us to enjoy.

Todd Risby
Actual Investor[2]

The **noble stories** we are developing:


ENDURANCE

Endurance

Feature (Inspirational Drama)

Cedric King lost both of his legs to an IED in Afghanistan. Less than two years later, he completed the Boston Marathon.

Based on the inspiring true story.



Cedric King is an amazing example of resilience and perseverance in



In so many ways, Cedric embodies the incredible resilience and



Quite simply, Cedric is a force. His messages of optimism... of faith

the face of adversity.	strength of all our wounded warriors.	and hard work, apply to all of us.
Gary Sinise *Academy Award Nominated actor*	Michelle Obama *First Lady of the United States, 2009-2017*	Howard Schultz *Chairman Emeritus, Starbucks Corporation*

The ENDURANCE Team



Paul Hall, Producer
Paul is an veteran producer with credits including PRIDE, FOR COLORED GIRLS, and MADEA'S WITNESS PROTECTION. He is a long-time collaborator with Tyler Perry.



Kyle Benn, Producer
Kyle is a producer and former Lionsgate studio exec with credits including HUNGER GAMES: MOCKINGJAY 2 and 3, JOHN WICK 2 and 3, and most recently, INTRUSION and THE JESUS MUSIC.

The Heart Mender

Feature (Period Drama)

When a betrayed German submarine officer is left for dead on an Alabama beach, he is discovered by an American war widow mourning the loss of her husband at the hands of Nazi Germany. Based on **a true story** of unbelievable forgiveness.

Adapted from the book by *New York Times* bestselling author Andy Andrews.


The HEART MENDER



Andy Andrews
Author, The Heart Mender

Andy Andrews is a comedian and author of multiple New York Times bestsellers. Andy has spoken at the request of four United States presidents, and regularly addresses the world's largest corporations.

"Our generation's Mark Twain."
Dave Ramsey, author and radio host

"One of my all-time favorite authors."
Robin Roberts, host for Good Morning America.

THE HEART MENDER Team



Edgar Struble, Producer
Edgar is an accomplished producer of over half a dozen feature films, a talented music composer, and longtime music director for the late Kenny Rogers.



Tom Radovich, Screenwriter
Tom is a talented screenwriter with a gifted eye for storytelling. His scripts have garnered numerous accolades, including Academy Nicholl Fellowship Quarterfinalist, and Austin Film Festival Semifinalist.



The Miracle Walker


THE MIRACLE WALKER

Feature (Inspirational Drama)

When hard-drinking Bill Irwin finds God, his first instinct is to repair his relationship with son Jeff. He does so by thru-hiking the 2,500 mile Appalachian Trail. There's just one thing: Bill is blind.

Based on the unbelievable true story.

THE MIRACLE WALKER Team



Clint Ross, Writer/Director

Clint is a passionate creative who has written and directed several short films and written numerous feature and television scripts. His latest script TOWER 9 trended for three weeks on The Blacklist.



Paula Wood, Producer

Paula is an accomplished producer with over a decade of experience producing motion pictures, reality TV, and commercials. Paula is also a PGA Diversity Fellow.



Christina Lee Storm, Producer

Christina is an award-winning producer with a unique blend of experience in animation, VR/AR, and feature film production. She is currently Manager of Virtual Production at Netflix.

Hope Medical

Series (Medical Drama)

After a failed evacuation attempt, a team of humanitarian doctors are left behind on the front lines of war-torn Syria. With warring factions making escape impossibile, the medical team must face their deepest fears as they bring healing to wounded bodies and scarred souls.

Inspired by **countless real events** from the Syrian crisis and worldwide humanitarian efforts.



HOPE MEDICAL Team



Arthur Rasco, Creator

Arthur is a producer and writer who has travelled around the world documenting humanitarian responses to disasters such as the Ebola epidemic in West Africa, the cholera outbreak in Haiti, and many more.


Meet the HOPE MEDICAL Creator:
INTERVIEW WITH ARTHUR RASCO
07:06


INSPIRED BY TRUE EVENTS


THE
ATOMIC
MAN

Atomic Man

Feature (Disaster, Period Drama)

When a technician in a nuclear accident survives the highest recorded dose of radiation, he must grapple with his own impending death and isolation, while his wife struggles to cope without him. The story of a man who survived one of America's worst nuclear accidents.

The deal.

Whether you invest $100 or $100,000 every investor will receive 110% of their investment, plus pro rata profit sharing.

Our revenue comes from collecting a development fee from each film, paid before the film is produced. After each film begins global distribution, each investor will receive their full proportional share of Noble Story Co.'s global profits from each film, from all its ancillaries.

Disclaimer: Investors are only eligible to receive a return if the company succeeds. There's no guarantee that the company will reach a revenue-generating point to be able to repay investors.

But it wouldn't be a deal without perks, right?

Our thoughts exactly. That's why we have special investor perks for each investment tier. Want some cool digital goodies? Invest $500 or more. Want your name in the end credits? Invest $1,000 or more. Want to be a featured extra? Invest $100,000 or more.

Historic opportunity, **proven business plan.**

It's the biggest industry shift since silent movies.

Former Disney CEO Bob Iger recently proclaimed movies theaters have been dealt "a severe injury that maybe doesn't heal." That injury?

Streaming.

Since the beginning of the film industry, movie theaters have been the primary way for audiences to consume motion pictures. But due to several ground-shaking industry shifts in the last few years, movie theaters are largely being replaced by streaming services.

It's a historic opportunity, with a $230B market. Instead of multiple hundreds of films competing for a top spot in a box office with only 52 opportunities for success (number of opening weekends), there are now several streaming platforms with massive and diverse audiences, and nearly unlimited opportunities for content consumption. And the hunger for new content is ferocious.

> *"In 2022, we expect content investment to exceed $230 billion, primarily driven by subscription streaming services, as the battle in the original content arena intensifies — both in the US, but also in the global markets which are increasingly key for growth."*
>
> ***Hannah Walsh, Research Manager at Ampere Analysis.***

London-based market research firm Ampere Analysis has identified a **$100 billion dollar increase in new content spend since 2012**, and projections indicating continued future spends.



AMPERE
Global content spend (USD bn)
250
200
150
100
50
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Source: Ampere Markets – Content
Note: All spend data is on a P&L basis

We are targeting this historic opportunity using a proven business model.

Film production companies are nothing new, and we're using the same **sophisticated and proven business approach** trusted by the most successful independent production companies.

This business plan involves acquiring and developing intellectual properties, utilizing the development capital provided by investors like you. The production budgets of our films are largely funded by external sources (studios, streamers, and entertainment banks).



Development Process:
We find a noble story
Acquire film rights
Develop film package
Secure financing
Sell film package
We're involved in the **most important part of the film industry**: identifying which stories to make into movies, and building those stories into packages which actually can become movies. It's a sophisticated and proven business model.
We're like a real estate development company, but instead of developing real estate, we're developing real stories.



Understanding
MOTION PICTURE
DEVELOPMENT


COMPANIES
12:05

You're investing in a company, not a movie.

We are inviting you to own equity in our film production ***company***. By owning a part of our film studio, you'll play a part in each of our films and relax in knowing that **your risk and profits are diversified across a number of individual films.**

We don't finance production budgets.

Unlike other production companies, Noble Story Co. does not finance production budgets. Instead, **we use our company resources to find** and **acquire "stories worth re-watching,"** develop them into production ready packages, and use a sophisticated finance plan for each picture which includes bank loans, accredited investors, and tax incentives.

You get paid when production starts.

And unlike other film investment opportunities, **you don't have to worry about box office success, "waterfall payments," or whether theaters will ever come back.** No matter how deal structures change, our revenue source won't be affected. Because we don't finance production budgets, our revenue comes from a Development Fee, which is payed out of the production budget just like the Director Fee, Producer Fees, and Actor Fees.

Be a part of stories worth re-watching.

For as little as $100, you can become a film studio owner, and even more importantly, help us change the world by telling meaningful stories.. It's time to put that money to work doing something truly worthwhile. Will you join us?


Let's tell noble stories.
Click "Invest Now"

1 Investors are only eligible to receive a return if the company succeeds. There's no guarantee that the company will reach a revenue-generating point to be able to repay investors.

2 These testimonials may not be representative of the experiences of other customers, and are no guarantee of future performance or success.

Downloads

Noble Story Co. Wefunder Business Model.pdf